Exhibit 99.1
Shinhan Financial Group made a resolution to approve the acquisition of shares of ASIATRUST CO., Ltd.

On October 31, 2018, the board of directors of Shinhan Financial Group Co., Ltd. (“Shinhan Financial Group”) passed a resolution to approve the acquisition of shares of ASIATRUST CO., Ltd. (“ASIATRUST”). The acquisition will be done in two stages and the key details of the acquisition are as follows:

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Total Number of shares to be acquired:

23,468,000 common shares of ASIATRUST (100% of the total shares)

-Number of shares to be acquired at each stage of the acquisition

[Stage 1] 14,080,800 common shares (60% of the total shares)

[Stage 2] 9,387,200 common shares (40% of the total shares)

•	Purchase price (KRW): [Stage 1] 193,400,000,000 (60% of the total shares) [Stage 2] To be decided (40% of the total shares)

•	Contract counterparty: ASIATRUST CO., Ltd.

•	Shinhan Financial Group seeks to complete [Stage 2] of the acquisition process by 2022 and the this completion date may be subject to change

•	Purpose of acquisition: For participation in management

•	The completion of the acquisition is subject to regulatory approvals and other closing conditions.

•	Key financial data of ASIATRUST :

Period	Total assets	Total liabilities	Total equity	Share capital	Operating revenue	Net income
	(in millions of KRW)
FY2017	130,093	40,626	89,467	11,734	64,045	28,241
FY2016	89,980	31,644	58,307	11,734	52,560	17,670
FY2015	59,586	21,532	38,054	10,000	31,847	6,417

※	This voluntary disclosure is prepared to provide Shinhan Financial Group’s recent business development as a part of Balanced Growth Strategy under 2020 SMART Project.

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